Exhibit 1.01

Conflict Minerals Report

Expro Group Holdings N.V. - For the reporting period from January 1 to December 31, 2023

Company Overview

This report has been prepared by the management of Expro Group Holdings N.V. (herein referred to as the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

With roots dating to 1938, the Company is a leading provider of energy services, offering cost- effective, innovative solutions and what the Company considers to be best-in-class safety and service quality. The Company’s extensive portfolio of capabilities spans well construction, well flow management, subsea well access, and well intervention and integrity solutions. The Company provides services in many of the world’s major offshore and onshore energy basins, with operations in approximately 60 countries. The Company’s broad portfolio of products and services provides solutions to enhance production and improve recovery across the well lifecycle, from exploration through abandonment.

Our broad portfolio of products and services includes:

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Well Construction: Our well construction products and services support customers’ new wellbore drilling, wellbore completion and recompletion, wellbore plug and abandonment cementing and tubulars requirements. In particular, we offer advanced technology solutions in drilling and tubular running services.

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Well flow management: We gather valuable well and reservoir data, with a particular focus on well-site safety and environmental impact. We provide global, comprehensive well flow management systems for the safe production, measurement and sampling of hydrocarbons from a well during the exploration and appraisal phase of a new field; the flowback and clean-up of a new well prior to production; and in-line testing of a well during its production life. We also provide early production facilities to accelerate production; production enhancement packages to enhance reservoir recovery rates through the realization of production that was previously locked within the reservoir; metering and other well surveillance technologies to monitor and measure flow and other characteristics of wells.

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Well intervention and integrity: We provide well intervention solutions to acquire and interpret well data, maintain well bore integrity to improve production and well bore monitoring. In addition to our extensive fleet of mechanical and cased hole wireline units, CoilHose™, for wellbore lifting, cleaning and chemical treatments including fluid treatments in wellbore annuli.

Introduction

For the 2023 calendar year, Expro Group Holdings N.V. determined that tin, tungsten, tantalum, and/or gold (3TGs or “conflict minerals”) were necessary to the functionality or production of products that were manufactured or contracted to be manufactured. Therefore, Expro Group Holdings N.V. conducted a reasonable country of origin inquiry in good faith to determine whether any of the 3TGs in its products originated from Conflict-Affected and High-Risk Areas (CAHRAs), such as the Democratic Republic of the Congo (DRC) or an adjoining country (collectively referred to as the “Covered Countries”).

Based on the country of origin data, Expro Group Holdings N.V. believes its products could contain 3TGs that may have originated in the Covered Countries and, therefore, in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (from here on referred to “Section 1502 of the Dodd-Frank Act” or “the Rule”), due diligence was performed on the source and chain of custody of the 3TGs in question to determine whether its products are “conflict-free or responsibly sourced.” The Company designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework of the Organization for Economic Co-Operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum, and tungsten (the “OECD Guidance”).

Expro Group Holdings N.V. is committed to complying with the requirements of the Rule and upholding responsible sourcing practices. As such, the Company has put into place a robust due diligence program to ensure its contributions to upholding human rights and responsible practices across the supply chain.

Conflict Minerals Program & Policy

The Company has actively engaged with its customers and suppliers for several years with respect to the use of conflict minerals. Expro Group Holdings N.V. adopted a Conflict Minerals Policy articulating the conflict minerals supply chain due diligence process and the Company’s commitments to reporting obligations regarding conflict minerals. The policy is available online and can be found here: https://investors.expro.com/governance/governance-documents.

Description of Products

Only some of Expro International Group Limited’s products fall in scope of the Rule, as they contain (or may contain) one or more of the 3TGs. The following product line descriptions provide additional detail on in-scope products that contain, or may contain, 3TGs:

Flow meters; subsea safety valves; oil, gas and core analysis laboratory equipment; downhole drilling tools, solids and pressure control equipment for drilling fluids systems, data acquisition equipment for drilling operations, surface and downhole completions tools, cementing equipment, wellhead and Landing String systems, production systems and manifolds and aftermarket parts, valves, actuators; chokes and aftermarket parts, oil and gas separation equipment; heaters, desalting units, gas conditioning units, and electronic controls equipment.

Reasonable Country of Origin Inquiry

To determine whether necessary 3TGs in products originated in Conflict-Affected and High-Risk Areas, Expro Group Holdings N.V. retained Assent Inc. (“Assent”), a third-party service provider, to assist us in reviewing the supply chain and identifying risks. The Company provided a list composed of suppliers and parts associated with the in-scope products to Assent for upload to the Assent Compliance Manager.

To trace materials, and demonstrate transparency procured by the supply chain, Expro Group Holdings N.V. utilized the Conflict Minerals Reporting Template (CMRT) Version 6.31 or higher to conduct a survey of all in-scope suppliers.

During the supplier survey, the Company contacted suppliers via the Assent Compliance Manager, a software-as-a-service (SaaS) platform provided by Assent that enables users to complete and track supplier communications and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment and management. The Assent Compliance Manager also provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement. Additionally, the metrics provided in this report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations, are managed through this platform.

Via the Assent Compliance Manager and Assent team, the Company requested that all suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of this template was included. Assent monitored and tracked all communications in the Assent Compliance Manager for future reporting and transparency. Expro Group Holdings N.V. directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested these suppliers complete the CMRT and submit it to Assent.

The Company’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of Tier 1 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.

All submitted declaration forms are accepted so that data is retained, but they are classified as valid or invalid based on a set criteria of validation errors (see Appendix C for CMRT validation criteria). Suppliers are contacted regarding invalid forms and are encouraged to correct validated errors to resubmit a valid form. Suppliers are provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses, and direct engagement help through Assent’s multilingual Supplier Experience team. Since some suppliers may remain unresponsive to feedback, Expro Group Holdings N.V. tracks program gaps to account for future improvement opportunities.

For RY 2023, there were 486 suppliers in scope of the conflict minerals program and 247 provided a completed CMRT. Expro International’s total response rate for this reporting year was 51%.

Through reasonable due diligence practices, Expro Group Holdings N.V. was able to take advantage of a broader set of country-of-origin data to complement efforts in establishing transparency in the supply chain. Based on the findings, Expro Group Holdings N.V. was able to determine all the possible countries minerals (such as 3TGs) used in its product originated from. As such, Expro Group Holdings N.V. can perform further due diligence on the source and chain of custody of the minerals in question.

Due Diligence

Design of Due Diligence

Expro Group Holdings N.V. designed its due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. The program aligns with the five steps for due diligence that are described by the OECD Guidance and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.

Due diligence requires the Company’s necessary reliance on data provided by direct suppliers and third-party audit programs. There is a risk of incomplete or inaccurate data as the process cannot be fully owned by the Company. However, through active risk identification, and risk assessment, as well as continued outreach and process validation, risk gaps can be mitigated. This aligns with industry standards and market expectations for downstream companies’ due diligence.

Due Diligence Performed

1) Establish Strong Company Management Systems

Internal Compliance Team

Expro Group Holdings N.V. established a cross-functional Conflict Minerals Team led by Joerg Gruber – Chief Compliance Officer. The Conflict Minerals Team is responsible for implementing the conflict minerals compliance strategy and briefing senior management about the results of these due diligence efforts.

The Company also uses a third-party service provider, Assent, to assist with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence steps that the Company will undertake with suppliers and/or respective stakeholders in regard to conflict minerals.

The Company leverages Assent’s Managed Services to work with dedicated program specialists who support Expro International’s conflict minerals program. The Company communicates regularly with the Assent team to receive updates on program status. Each member of Assent’s Customer Success team is trained in conflict minerals compliance and understands the intricacies of reporting templates such as CMRT and CMRs, as well as Section 1502 of the Dodd-Frank Act.

Control Systems

The Company expects all suppliers to have policies and procedures in place to ensure that 3TGs used in the production of the products sold to Expro Group Holdings N.V. are “conflict free or responsibly sourced.” This means that the products should not contain minerals (3TGs) sourced from areas that have been identified to be in the presence of widespread human rights abuses and violations of law either directly or indirectly. The Company expects direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied, including sources of 3TGs that are supplied to them from lower-tier suppliers.

Expro Group Holdings N.V.’s Supplier Code of Conduct applies to all direct suppliers and outlines certain expected behaviors and practices. This code of conduct is based on industry and internationally accepted principles such as the United Nations Guiding Principles on Business and Human Rights and the OECD Due Diligence Guidance.

The Supplier Code of Conduct is provided to all direct suppliers. If a supplier does not meet the Company’s requirements, the relationship with this supplier will be evaluated. The Supplier Code of Conduct is reviewed annually to ensure it continues to align with industry best practices.

Supplier Engagement

Expro Group Holdings N.V. has a strong relationship with Tier 1 direct suppliers. As an extremely important part of the supply chain, Expro Group Holdings N.V. has leveraged processes and educational opportunities in order to ensure non-English speaking suppliers have access to a free platform to upload their CMRTs, help desk support, and other multilingual resources. Expro International’s suppliers are able to leverage Assent’s team of supplier support specialists to ensure they receive appropriate support and understand how to properly fill a CMRT. Suppliers are provided guidance in their native language, if needed.

The Company engages with suppliers directly to request a valid (free of validated errors) CMRT for the products that they supply to the Company. With respect to the OECD requirement to strengthen engagement with suppliers, the Company has developed an internal procedure that includes supplier risk identification process that then leads to further steps of supplier engagement in the form of escalations, such as in-person meetings and/or corrective actions. Feedback from this engagement process has allowed the Company to oversee improvements in supplier responses and supplier compliance for this initiative.

Additionally, the Company’s Conflict Minerals Policy is included in supplier contracts, requiring new suppliers to read and accept the policy as a requirement of doing business with Expro International Group Limited. When entering into or renewing supplier contracts, a clause is added that requires suppliers to provide information about the source of 3TGs and smelters.

The Company continues to place a strong emphasis on supplier education and training. To accomplish this, Assent’s online resources are leveraged, and all in-scope suppliers have been provided with access to their library of conflict minerals training and support resources. Also, Assent’s automated feedback process that notifies suppliers of risks associated with their CMRT submission serves to educate suppliers of certain conflict minerals’ risks.

The Company believes that the combination of the Supplier Code of Conduct, Conflict Minerals Policy, and direct engagement with suppliers for conflict minerals training and support constitute a strong supplier engagement program.

Grievance Mechanisms

The Company established multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Expro Group Holdings N.V. policies, including conflict minerals. Suppliers and others outside of Expro Group Holdings N.V. may contact the Conflict Minerals Team, including to report grievances, via a dedicated email address that is published in the Conflict Minerals Policy and in other communications with suppliers. In addition, employees may anonymously report suspected violations using “Speak - Up”. Any violations are reported to the Corporate Compliance Committee.

Violations or grievances at the industry level can be reported to the RMI directly as well. This can be done at http://www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process/grievance-mechanism/

Maintain Records

The Company has adopted a policy to retain relevant documentation for a period of five years. Through Assent, a document retention policy to retain conflict minerals related documents, including supplier responses to CMRTs and the sources identified within each reporting period, has been implemented. The Company stores all of the information and findings from this process in a database that can be audited by internal or external parties.

2) Identifying & Assessing Risk in the Supply Chain

Supplier Risk Evaluation

Risks associated with Tier 1 suppliers’ due diligence processes were assessed by their declaration responses on a CMRT, which the Assent Compliance Manager identifies automatically based on established criteria. These risks are addressed by Assent staff and members of the Company’s internal Conflict Minerals Team, who engage with suppliers to gather pertinent data and ask for corrective actions if needed, performing an overall assessment of the supplier’s conformity status, which is referred to as “conflict minerals status.”

Risks at the supplier level may include non-responsive suppliers or incomplete CMRTs. In cases where a company-level CMRT (such as when a company declares there are no 3TGs in any of its products) is submitted, Expro Group Holdings N.V. is unable to determine if all of the specified smelters/refiners were used for 3TGs in the products supplied to the Company.

Assent’s supplier risk assessment (flagging suppliers’ risk as high, medium, low) identifies problematic suppliers in a company’s supply chain. The risk assessment is derived from the smelter validation process, which establishes risk at the smelter level via an analysis that takes into account multiple conflict minerals factors.

Smelter/Refiners Risk Evaluation

Other supply chain risks were identified by assessing the due diligence practices and audit status of smelters/refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent’s Smelter validation program compared listed facilities into the list of smelters/refiners consolidated by the RMI to ensure that the facilities met the recognized definition of a 3TGs processing facility that was operational during the 2023 calendar year.

Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (RMAP). Expro Group Holdings N.V. does not have a direct relationship with smelters/refiners and does not perform direct audits of these entities within their pre-supply chain. Smelters that are conformant to RMAP audit standards are considered to have their sourcing validated as “conflict-free or responsibly sourced.” In cases where the smelter/refiner’s due diligence practices have not been audited against the RMAP standard or when they are considered non-conformant by RMAP, further due diligence steps are followed to notify suppliers reporting these facilities. Smelters/refiners are actively monitored to proactively identify other risks pertaining to conflict minerals.

Each facility that meets the definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

●	Geographic proximity to Conflict-Affected and High-Risk Areas.

●	Known mineral source country of origin.

●	RMAP audit status.

●	Credible evidence of unethical or conflict sourcing.

●	Peer assessments conducted by credible third-party sources.

●	Sanctions risks

Risk mitigation activities are initiated whenever a supplier’s CMRT reports facilities of concern. Through Assent, suppliers with submissions that included any smelters of concern were immediately provided with feedback instructing suppliers to take their own independent risk mitigation actions. Examples include the submission of a product specific CMRT to better identify the connection to products that they supply to Expro International Group Limited. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these smelters of concern from the supply chain.

In addition, suppliers are guided to the educational materials on mitigating the risks identified through the data collection process.

Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.

3) Design & Implement A Strategy to Respond to Risks

Together with Assent, Expro Group Holdings N.V. developed processes to assess and respond to the risks identified in the supply chain. Expro Group Holdings N.V. has a risk management plan, through which the conflict minerals program is implemented, managed, and monitored. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the conflict minerals rules and the Company’s expectations.

Feedback on supplier submissions is given directly to suppliers and educational resources are provided to assist suppliers in corrective action methods or to improve their internal programs. In cases where suppliers have continuously been non-responsive or are not committed to corrective action plans, the Company will assess if replacing that supplier is feasible. The results of the program and risk assessment are shared with the Conflict Minerals Team and the Expro International’s Leadership Team to ensure transparency within the Company.

4) Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Expro Group Holdings N.V. does not have a direct relationship with any 3TG smelters/refiners and does not perform or direct audits of these entities within the supply chain. Instead, the Company relies on third-party audits of smelters/refiners (industry-recognized audit/assessment programs).

As an example, RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters/refiners that agree to participate in the program.

Assent directly engages smelters/refiners that are not currently enrolled in an industry-recognized audit/assessment program to encourage their participation and for those smelters/refiners already conformant to the corresponding program’s standards, Assent thanks them for their efforts on behalf of its compliance partners. Expro Group Holdings N.V. is a signatory of these communications in accordance with the requirements of downstream companies detailed in the OECD Guidance.

5) Report Annually on Supply Chain Due Diligence

Expro Group Holdings N.V. has published the Form SD for the year ended December 31, 2023. This report is available on the Investor Relations section of the Company’s website at https://investors.expro.com/financials/sec-filings. Information found on or accessed through this website is not considered part of this report and is not incorporated by reference herein. Expro Group Holdings N.V. has also publicly filed a Form SD and this report with the U.S. Securities and Exchange Commission (SEC).

This year the Company has also considered impacts from the EU Conflict Minerals Regulation when disclosing details with regards to due diligence efforts. The Company will continue to expand efforts both for transparency through the data collection process and risk evaluation, as well as the disclosure of efforts through the form of public reports.

Due Diligence Results

Supply Chain Outreach Results

Supply chain outreach is required to identify the upstream sources of origin of tin, tantalum, tungsten, and gold. Following the industry standard process, CMRTs are sent to and requested from Tier 1 suppliers, who are expected to follow this process until the smelter and refinery sources are identified. The following is the result of the outreach conducted by Expro Group Holdings N.V. for the 2023 reporting year.

Supply Chain Outreach Metrics

Number of in-scope suppliers	Response rate
486	50.82%

Upstream Data Transparency

Appendix A includes all smelters/refiners that suppliers listed in completed CMRTs that met the recognized definition of a 3TGs processing facility and were operational during the 2023 calendar year.

As is a common practice when requests are sent upstream in the supply chain, those who purchase materials from smelters may not be able to discern exactly which company’s product lines the materials may end up in. As a result, those providing the smelters/refiners have the practice to list all smelters/refiners they may purchase from within the reporting period.

Therefore, the smelters/refiners (as sources) listed in Appendix A are likely to be more comprehensive than the list of smelters/refiners that actually processed the 3TGs contained in the Company’s products.

Although the potential for over-reporting is understood, Expro Group Holdings N.V. has taken measures to validate all smelter/refiner data against validated audit programs and databases intended to verify the material types and mine sources of origin.

Suppliers that identified smelters of concern on their CMRT were contacted in accordance with the OECD Guidance, as stipulated in the previous sections.

Status	Number of identified smelters/refiners
RMAP Conformant	224
RMAP Active	7
Not Enrolled	90
Non-Conformant	29

Country of Origin

Appendix B includes an aggregated list of countries of origin from which the reported facilities collectively source 3TGs, based on reasonable identification of country-of-origin data obtained via Assent’s supply chain database (or other RCOI data, in the scenario Expro Group Holdings N.V. decides to use alternative data sources). As mentioned in the above section, it is understood that overreporting might occur which could result in Appendix B having more countries than those strictly relevant to the Company’s products.

Future Process Improvement

For RY 2024, Expro Group Holdings N.V. intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in the Company’s products could originate from Conflict-Affected and High-Risk Areas:

●	Continue to evaluate upstream sources through a broader set of tools to evaluate risk. These include, but are not limited to:

o	Using a comprehensive smelter and refinery library with detailed status and notes for each entity.

o	Scanning for verifiable media sources on each smelter and refinery to flag risk issues.

o	Comparing the list of smelters/refiners against government watch and denied parties lists.

●	Seeking to increase our supplier responses in reporting period 2024, while recognizing that responses will depend on supplier cooperation.

●	Engage with all high-risk suppliers to understand their risk level and the future implications of managing or reducing the risk level to an acceptable standard.

●	Engage with suppliers more closely and provide more information and training resources regarding responsible sourcing of 3TGs.

●	Encourage suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from their sub suppliers.

●	Continue to assess the presence of conflict minerals for non Expro engineered products in our relevant supply chain.

●	Continue to assess the presence of conflict minerals at design stage and identify on or engineered part numbering.

●	Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts, as well as included in the terms and conditions of each purchase order issued.

●	Following the OECD Guidance process, increase the emphasis on clean and validated smelter and refinery information from the supply chain through feedback and detailed smelter analysis.

●	Seek where practicable alternative suppliers that responsibly source necessary conflict minerals.

Appendix A: Smelter List

Includes: mineral, smelter/refinery name, location

Metal	Smelter Name	Smelter Facility Location	Smelter ID	RMAP Audit Status
Gold	Advanced Chemical Company	United States of America	CID000015	Active
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan	CID000041	Conformant
Gold	CCR Refinery - Glencore Canada Corporation	Canada	CID000185	Conformant
Gold	Heimerle + Meule GmbH	Germany	CID000694	Conformant
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China	CID000801	Conformant
Gold	Istanbul Gold Refinery	Turkey	CID000814	Conformant
Gold	Metalor Technologies (Hong Kong) Ltd.	China	CID001149	Conformant
Gold	Metalor Technologies S.A.	Switzerland	CID001153	Conformant
Gold	Mitsubishi Materials Corporation	Japan	CID001188	Conformant
Gold	Nihon Material Co., Ltd.	Japan	CID001259	Conformant
Gold	Rand Refinery (Pty) Ltd.	South Africa	CID001512	Conformant
Gold	Shandong Gold Smelting Co., Ltd.	China	CID001916	Conformant
Gold	Valcambi S.A.	Switzerland	CID002003	Conformant
Gold	Yokohama Metal Co., Ltd.	Japan	CID002129	Conformant
Gold	MMTC-PAMP India Pvt., Ltd.	India	CID002509	Conformant
Gold	SAAMP	France	CID002761	Non-Conformant
Gold	GGC Gujrat Gold Centre Pvt. Ltd.	India	CID002852	Non-Conformant
Gold	Safimet S.p.A	Italy	CID002973	Non-Conformant
Gold	Samduck Precious Metals	Korea, Republic of	CID001555	Non-Conformant
Gold	Umicore Precious Metals Thailand	Thailand	CID002314	Non-Conformant
Gold	Emirates Gold DMCC	United Arab Emirates	CID002561	Non-Conformant
Gold	Sabin Metal Corp.	United States of America	CID001546	Communication Suspended - Not Interested

Gold	Marsam Metals	Brazil	CID002606	Non-Conformant
Gold	Pease & Curren	United States of America	CID002872	Communication Suspended - Not Interested
Gold	QG Refining, LLC	United States of America	CID003324	Outreach Required
Gold	Prioksky Plant of Non-Ferrous Metals	Russian Federation	CID001386	RMI Due Diligence Review - Unable to Proceed
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russian Federation	CID001756	RMI Due Diligence Review - Unable to Proceed
Tantalum	F&X Electro-Materials Ltd.	China	CID000460	Conformant
Tantalum	XIMEI RESOURCES (GUANGDONG) LIMITED	China	CID000616	Conformant
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China	CID000914	Conformant
Tantalum	Jiujiang Tanbre Co., Ltd.	China	CID000917	Conformant
Tantalum	AMG Brasil	Brazil	CID001076	Conformant
Tantalum	Mineracao Taboca S.A.	Brazil	CID001175	Conformant
Tantalum	Mitsui Mining and Smelting Co., Ltd.	Japan	CID001192	Conformant
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China	CID001277	Conformant
Tantalum	QuantumClean	United States of America	CID001508	Conformant
Tantalum	Telex Metals	United States of America	CID001891	Conformant
Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan	CID001969	Conformant
Tantalum	D Block Metals, LLC	United States of America	CID002504	Conformant
Tantalum	KEMET de Mexico	Mexico	CID002539	Conformant
Tantalum	TANIOBIS Co., Ltd.	Thailand	CID002544	Conformant
Tantalum	TANIOBIS GmbH	Germany	CID002545	Conformant
Tantalum	Materion Newton Inc.	United States of America	CID002548	Conformant
Tantalum	TANIOBIS Japan Co., Ltd.	Japan	CID002549	Conformant
Tantalum	TANIOBIS Smelting GmbH & Co. KG	Germany	CID002550	Conformant
Tantalum	Global Advanced Metals Boyertown	United States of America	CID002557	Conformant
Tantalum	Global Advanced Metals Aizu	Japan	CID002558	Conformant

Tantalum	Solikamsk Magnesium Works OAO	Russian Federation	CID001769	RMI Due Diligence Review - Unable to Proceed
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	CID000228	Conformant
Tin	Alpha	United States of America	CID000292	Conformant
Tin	PT Aries Kencana Sejahtera	Indonesia	CID000309	Conformant
Tin	EM Vinto	Bolivia (Plurinational State of)	CID000438	Conformant
Tin	Fenix Metals	Poland	CID000468	Conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	CID000538	Conformant
Tin	China Tin Group Co., Ltd.	China	CID001070	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	CID001105	Conformant
Tin	Metallic Resources, Inc.	United States of America	CID001142	Conformant
Tin	Minsur	Peru	CID001182	Conformant
Tin	Jiangxi New Nanshan Technology Ltd.	China	CID001231	Conformant
Tin	Operaciones Metalurgicas S.A.	Bolivia (Plurinational State of)	CID001337	Conformant
Tin	PT Artha Cipta Langgeng	Indonesia	CID001399	Conformant
Tin	PT Babel Inti Perkasa	Indonesia	CID001402	Conformant
Tin	PT Belitung Industri Sejahtera	Indonesia	CID001421	Conformant
Tin	PT Bukit Timah	Indonesia	CID001428	Conformant
Tin	PT Mitra Stania Prima	Indonesia	CID001453	Conformant
Tin	PT Prima Timah Utama	Indonesia	CID001458	Conformant
Tin	PT Refined Bangka Tin	Indonesia	CID001460	Conformant
Tin	PT Sariwiguna Binasentosa	Indonesia	CID001463	Conformant
Tin	PT Stanindo Inti Perkasa	Indonesia	CID001468	Conformant
Tin	PT Timah Tbk Kundur	Indonesia	CID001477	Conformant
Tin	PT Timah Tbk Mentok	Indonesia	CID001482	Conformant
Tin	PT Timah Nusantara	Indonesia	CID001486	Conformant

Tin	PT Tinindo Inter Nusa	Indonesia	CID001490	Conformant
Tin	Rui Da Hung	Taiwan, Province of China	CID001539	Conformant
Tin	Thaisarco	Thailand	CID001898	Conformant
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	CID002036	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	CID002158	Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China	CID002180	Conformant
Tin	Magnu's Minerais Metais e Ligas Ltda.	Brazil	CID002468	Conformant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	CID002503	Conformant
Tin	CV Ayi Jaya	Indonesia	CID002570	Conformant
Tin	PT Rajehan Ariq	Indonesia	CID002593	Conformant
Tin	Super Ligas	Brazil	CID002756	Conformant
Tin	Aurubis Beerse	Belgium	CID002773	Conformant
Tin	Aurubis Berango	Spain	CID002774	Conformant
Tin	PT Sukses Inti Makmur	Indonesia	CID002816	Conformant
Tin	PT Menara Cipta Mulia	Indonesia	CID002835	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	CID003116	Conformant
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China	CID003190	Conformant
Tin	PT Bangka Serumpun	Indonesia	CID003205	Conformant
Tin	Luna Smelter, Ltd.	Rwanda	CID003387	Conformant
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	China	CID003397	Conformant
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China	CID000555	Non-Conformant
Tin	PT Panca Mega Persada	Indonesia	CID001457	Outreach Required
Tin	Melt Metais e Ligas S.A.	Brazil	CID002500	Non-Conformant
Tin	VQB Mineral and Trading Group JSC	Viet Nam	CID002015	Outreach Required
Tungsten	A.L.M.T. Corp.	Japan	CID000004	Conformant
Tungsten	Kennametal Huntsville	United States of America	CID000105	Conformant

Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China	CID000218	Conformant
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	CID000258	Conformant
Tungsten	Global Tungsten & Powders LLC	United States of America	CID000568	Conformant
Tungsten	Hunan Chenzhou Mining Co., Ltd.	China	CID000766	Conformant
Tungsten	Japan New Metals Co., Ltd.	Japan	CID000825	Conformant
Tungsten	Kennametal Fallon	United States of America	CID000966	Conformant
Tungsten	Xiamen Tungsten Co., Ltd.	China	CID002082	Conformant
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	CID002315	Conformant
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China	CID002317	Conformant
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China	CID002318	Conformant
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China	CID002319	Conformant
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	CID002320	Conformant
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China	CID002321	Conformant
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China	CID002494	Conformant
Tungsten	Asia Tungsten Products Vietnam Ltd.	Viet Nam	CID002502	Conformant
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	China	CID002513	Conformant
Tungsten	H.C. Starck Tungsten GmbH	Germany	CID002541	Conformant
Tungsten	TANIOBIS Smelting GmbH & Co. KG	Germany	CID002542	Conformant
Tungsten	Masan High-Tech Materials	Viet Nam	CID002543	Conformant
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China	CID002551	Conformant
Tungsten	Niagara Refining LLC	United States of America	CID002589	Conformant
Tungsten	ACL Metais Eireli	Brazil	CID002833	Non-Conformant
Tungsten	Hydrometallurg, JSC	Russian Federation	CID002649	RMI Due Diligence Review - Unable to Proceed
Tungsten	Unecha Refractory metals plant	Russian Federation	CID002724	Non-Conformant

Appendix B: Countries of Origin

Includes: list of countries that declared smelters are known to source from.

Albania	Dominican Republic	Kenya	Portugal	Vietnam
Andorra	Ecuador	Korea	Russian Federation	Zambia
Angola	Egypt	Kyrgyzstan	Rwanda
Argentina	El Salvador	Liberia	Saudi Arabia
Armenia	Eritrea	Liechtenstein	Senegal
Australia	Estonia	Lithuania	Serbia
Austria	Ethiopia	Luxembourg	Sierra Leone
Azerbaijan	Fiji	Madagascar	Singapore
Belarus	Finland	Malaysia	Slovakia
Belgium	France	Mali	Solomon Islands
Benin	Georgia	Mauritania	South Africa
Bermuda	Germany	Mexico	South Sudan
Bolivia (Plurinational State of)	Ghana	Mongolia	Spain
Botswana	Guam	Morocco	Sudan
Brazil	Guatemala	Mozambique	Suriname
Bulgaria	Guinea	Myanmar	Sweden
Burkina Faso	Guyana	Namibia	Switzerland
Burundi	Honduras	Netherlands	Taiwan
Cambodia	Hong Kong	New Zealand	Tajikistan
Canada	Hungary	Nicaragua	Tanzania
Central African Republic	India	Niger	Thailand
Chile	Indonesia	Nigeria	Togo
China	Ireland	Norway	Turkey
Colombia	Israel	Oman	Uganda
Congo	Italy	Panama	United Arab Emirates
Cyprus	Ivory Coast	Papua New Guinea	United Kingdom
Democratic Republic of Congo	Japan	Peru	United States of America
Djibouti	Jersey	Philippines	Uruguay
Dominica	Kazakhstan	Poland	Uzbekistan

Appendix C: CMRT Declaration Rejection/Approval Criteria

Assent Sustainability Platform Logic Structure

The following tables map the Assent Sustainability Platform’s status outputs and CMRT logic structure when determining supplier conflict mineral statuses as displayed on the dashboard. Using this table, and referencing the CMRT questions listed above, users will be able to determine what answers were provided by their suppliers to earn their conflict minerals statuses.

Dashboard Supplier Response Statuses

Supplier Status	Description
Not Submitted	A CMRT has not been submitted by the supplier
Complete	A CMRT has been submitted, and is valid and complete
Incomplete	A supplier with parts associated to them has submitted a partially completed Product-Level or User-Defined CMRT
Invalid Submission	A CMRT has been submitted and deemed invalid based on contradicting responses in the template
Out of Scope	The supplier is out of scope for conflict minerals and does not need to be contacted